Exhibit 99.1
press release

Geert Van Poelvoorde to retire as CEO ArcelorMittal Europe

Appointed Chairman of the Board of ArcelorMittal Europe Steel

6 July 2026, 14:05 CET

ArcelorMittal today announces that its CEO of Europe and member of the Group Management Committee, Mr Geert Van Poelvoorde, will retire from his executive position at the end of July. He will take up the position of Chairman of the Board of ArcelorMittal Europe Steel.
Mr Van Poelvoorde has made an immense contribution to the company since joining as a project engineer in the hot strip mill in Ghent in 1989. His technical expertise combined with his natural leadership skills saw him rise rapidly through the ranks, moving to Bremen in 1995 where he took up responsibility for operations and engineering. He returned to Ghent as Chief Operating Officer, and shortly afterwards, in 2008, became CEO of ArcelorMittal Ghent. Since then, he has held various CEO positions in the ArcelorMittal group, including CEO Business Division North, CEO Flat Carbon Europe, and CEO of ArcelorMittal Europe from 2021. He also held the position of President of Eurofer for seven years, from 2015 to 2022.
Aditya Mittal, CEO ArcelorMittal, said:

“Geert has been an exceptional leader of ArcelorMittal Europe, and it has been a pleasure to work closely with him for the past twenty years. He has extraordinary energy, drive, technical knowledge and passion and has worked tirelessly to champion the strategic importance of Europe retaining a strong steel industry. His legacy is considerable, including the fact that our European business is now facing a brighter future. He has pivoted the business towards a safer, cleaner, more digital future, introducing the dynamic pricing concept and launching our green steel certificates, the first step towards creating value from lower carbon products and lead markets for green steel. We are of course very sad he is retiring but delighted he will retain a connection to the Company as Chairman of the Board of ArcelorMittal Europe Steel.”
Geert Van Poelvoorde, said:

“It has been an extraordinary 37 years in the steel industry. I could not have imagined when I started out in Ghent how fulfilling and rewarding my career would be. The steel industry is never easy, but it is full of great people who care passionately about the material we make and it has been a great privilege to have been CEO of ArcelorMittal’s European segment for the past five years. We have done a lot, and I am proud that I leave the segment safer, stronger and having started our transition to lower-carbon steelmaking. I would like to thank Mr Mittal and Aditya for their confidence in me and all the great colleagues I have worked with over the decades. There is never a good time to retire, but with the TRQ introduced on 1st July and CBAM in place since the beginning of the year, I feel that the future for European steelmaking is looking brighter. And I am not leaving entirely as I will continue as Chairman of the Board of ArcelorMittal Europe Steel, also representing the Company at Eurofer.”
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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